Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the directors and stockholders

ALBRAS–Aluminio Brasileiro S.A.

Barcarena - PA

1.	We have audited the accompanying balance sheet of ALBRAS–Aluminio Brasileiro S.A. as of December 31, 2003, and the related statements of income and comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (all expressed in the United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ALBRAS–Aluminio Brasileiro S.A. as of December 31, 2002 and for the two years ended December 31, 2002 and 2001, were audited by other auditors whose report, dated January 17, 2003, expressed an unqualified opinion on those statements.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3.	In our opinion the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ALBRAS - Aluminio Brasileiro S.A. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil, January 21, 2004

/s/ TREVISAN AUDITORES

TREVISAN AUDITORES INDEPENDENTES